                                                                      Exhibit 1.


FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------


                        GALILEO TECHNOLOGY LTD. REPORTS
                       RECORD FIRST QUARTER 1998 RESULTS

     San Jose, CA -- April 22, 1998 -- Galileo Technology Ltd. (Nasdaq:GALTF) today reported net sales for the first quarter of 1998 increased 244% to $15.1 million, compared to $4.4 million for the first quarter of 1997. Net income for the quarter increased to $5.2 million, or $0.25 per share, an increase of 981%, compared to net income of $0.5 million, or $0.03 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share.

     Net sales for the first quarter 1998 increased 15% from the fourth quarter 1997 net sales of $13.2 million. First quarter 1998 net income increased 18% compared to the fourth quarter 1997 net income of $4.4 million. First quarter ordinary and equivalent shares outstanding increased to 21.3 million compared to
21.1 million in the fourth quarter, with earnings per share increasing sequentially 19%.

     "We are pleased with our Q1 1998 record revenue and profits." stated Avigdor Willenz, Galileo's Chairman and CEO. "We continue to experience strong acceptance by our customers' of our Datacom Systems on Silicon tm products, enabling us to maintain a high level of design-in activity and expansion of our customer base for all products."

     Manuel Alba, President of Galileo stated, "During the first quarter we began sampling several new products. For the Switched Ethernet market these included the new Galaxy family, our integrated single chips with Ethernet and Fast Ethernet ports, the GT-48004A with four-ports of Fast Ethernet and the GT-48006, with two-ports of Fast Ethernet designed to support the cost sensitive dual-speed repeater market. For the System Controller market we began sampling the GT-64120 the industry's first system controller to offer 66MHz, 32/64-bit PCI and I2O support for the MIPS CPU architecture family. Customer response has been positive with a significant number of design wins for these new products."


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     "We believe that these new products will continue to keep Galileo in a technology leadership position. In the short term our challenge will be to assist our customers in ramping these products into their production programs, but as we move into the second half of 1998 we expect these products to contribute significantly to our future growth."

GALILEO CREATES THREE NEW PRODUCT/BUSINESS UNITS

     On April 8, 1998 Galileo announced, in order to manage its rapid growth with the highest possible focus, it recently organized into three business units: a LAN Products Business Unit, a WAN Products Business Unit, and a System Controllers Business Unit. Each Business Unit will be co-managed by a Business Director in the San Jose business headquarters and Product Director in the Israel technical headquarters.


ABOUT GALILEO TECHNOLOGY LTD.

     Galileo Technology Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems. Galileo's Datacom Systems on Silicon tm are designed to simplify design efforts, reduce development risks and costs, and substantially improve time-to-market for OEM's in the data communications equipment market. The company's product lines - system controllers, switched Ethernet LAN controllers and remote access WAN controllers - provide three of the key functionalities of data communications systems. Galileo Technology Ltd., founded in Karmiel, Israel, began operations in early 1993, and opened its business operations, Galileo Technology, Inc., in San Jose, California, in early 1994. Galileo employs more than 120 employees worldwide.

                                      ###

     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

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
                                           GALILEO TECHNOLOGY LTD

                            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                          (U.S. dollars, in thousands, except per share data)


                                                                         THREE MONTHS ENDED
                                                                 MARCH 31,                 MARCH 31,
                                                                   1998                      1997
                                                           -------------------       -------------------

Net sales                                                              $15,139                   $ 4,401

Cost of sales                                                            5,603                     1,749
                                                                       -------                   -------

Gross profit                                                             9,536                     2,652

Operating expenses:
      Research and development                                           2,627                     1,168
      Selling, marketing and administrative                              2,475                     1,042
                                                                       -------                   -------
                   Total operating expenses                              5,102                     2,210
                                                                       -------                   -------
Operating income                                                         4,434                       442

Other income, net                                                        1,027                        45
                                                                       -------                   -------

Income before provision for income taxes                                 5,461                       487

Provision for income taxes                                                 220                         2
                                                                       -------                   -------

Net income                                                             $ 5,241                   $   485
                                                                       =======                   =======

Earnings per share:
      Basic                                                            $  0.26                   $  0.04
                                                                       =======                   =======

      Diluted                                                          $  0.25                   $  0.03
                                                                       =======                   =======

Shares used in computing earnings per share:
      Basic                                                             20,307                    12,259
                                                                       =======                   =======

      Diluted                                                           21,264                    17,488
                                                                       =======                   =======

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
                                        GALILEO TECHNOLOGY LTD.
                                 CONDENSED CONSOLIDATED BALANCE SHEETS
                                      (U.S. dollars, in thousands)

                                                               MARCH 31,              DECEMBER 31,
                                                                 1998                    1997
                                                         --------------------    --------------------
ASSETS

Current assets:

        Cash, cash equivalents and short-term investments             $79,023                 $71,236
        Accounts receivable                                             5,233                   4,566
        Inventories                                                     2,621                   2,387
        Prepaid expenses and other                                      1,388                   1,336
                                                                      -------                 -------

                     Total current assets                              88,265                  79,525

Property and equipment, net                                             3,426                   2,967
                                                                      -------                 -------

                     Total                                            $91,691                 $82,492

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

        Accounts payable                                              $ 4,292                 $ 2,932
        Accrued and other liabilities                                   4,877                   4,979
        Deferred income                                                 1,438                   1,014
        Current maturities of long-term debt                              165                     228
                                                                      -------                 -------

                     Total current liabilities                         10,772                   9,153

Accrued severance pay                                                     216                     210
Long-term debt                                                             94                     131

Total shareholders' equity                                             80,609                  72,998
                                                                      -------                 -------

                     Total                                            $91,691                 $82,492
                                                                      =======                 =======

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